

February 12, 2013

Via E-mail
Mr. John Burke
Principal Accounting Officer
Alternative Energy Partners, Inc.
1365 North Courtenay Parkway, Suite A
Merritt Island, Florida 32953

> **RE: Alternative Energy Partners, Inc.**
> **Form 10-K for the Year Ended July 31, 2012**
> **Filed December 6, 2012**
> **Response dated February 11, 2013**
> **File No. 0-54325**

Dear Mr. Burke:

We have reviewed your response letter dated February 11, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Financial Statements

Notes to the Financial Statements

Note 6. Acquisitions, page 29

1. We note your response to comment one in our letter dated January 31, 2013. Given that Elan Energy & Water, Inc. acquired 51% of your voting power in the May 2012 Clarrix Energy, LLC transaction, please tell us what consideration you gave as to whether this was a reverse merger pursuant to ASC 805-40. Please explain to us how you determined that you were the accounting acquirer. Your response should address your consideration of ASC 805-10-25-4 and 25-5 as well as ASC 805-10-55-10 through 55-15. Please correspondingly address how you determined it was appropriate to record goodwill as part of this transaction, which is reflected on your balance sheet as of July 31, 2012.

2. Please tell us how you intend to account for the acquisition of Safford Acquisition I, Corp. If you intend to account for this as a business combination based on the fair value of the common shares issued to Elan Energy & Water, Inc. as your disclosures indicate, please help us understand how you determined this is appropriate. Given at the time of this agreement Elan Energy & Water, Inc. appears to be your majority owner, please help us understand why this would not be treated as a common control transaction. Refer to ASC 805-50-05-4, ASC 805-50-15-6, and ASC 805-50-30-5.

3. In a similar manner to your response, please disclose in future filings your intention to increase the number of authorized common shares subsequent to the 1:100 reverse stock split.

    If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief